221 – 2323 Quebec Street Vancouver, BC, V5T 4S7 Canada Telephone : (604) 876-7494 Facsimile : (604) 876-7432 www.intelligent-living.us

May 7, 2008

United States Security and Exchange Commission

Washington, D.C. 20549

Dear Sir/Madam:

Reference:

Intelligent Living Corp. (formerly Elgrande International, Inc.)

SEC Comment Letter dated January 24, 2006

File  No. 0-25335

In reference to the Commission’s comment letter of January 24, 2006, we are submitting herein the responses of Intelligent Living Corp. (formerly Elgrande International, Inc.) to the comments set forth in your comment letter dated January 24, 2006 with our specific replies annotated by comment number. Copies of the referenced filings are attached to this letter as proposed to be amended in response to the Commission’s comments. and we have identified in such filings by marked text the parts of the filings so amended in response to the indicated comment number.

As a consequence of the Commission’s comment letter, we changed auditors starting with the fiscal year ended May 31, 2006. Our current auditors (Chisholm Bierwolf and Nilson, LLP) re-audited our year ended May 31, 2005 as part of their 2006 audit. With the exception of a typographical error in the Balance Sheet related to Long Term Liabilities and Commitments and Contingencies, and correction of certain line items in the Consolidated Statements of Cash Flow in response to Commission comments 17 and 18, the financial statements presented in our referenced 10KSB/A and 10QSB filing are unchanged. The amended financials for the year ended May 31, 2005 are reflected in the 10KSB for the year ended May 31, 2006.

Our reporting format and content has evolved in response to our increased awareness resulting from the Commission’s comment letter, input of our current auditors, legal counsel and others. For filings made during the intervening time period we have progressively and substantially expanded our management discussion and disclosures and believe that our filings, including the most recent 10KSB for the year ended May 31, 2007, are compliant with SEC requirements and the spirit of the Commission’s comments.

We acknowledge that the Company is responsible for the adequacy and accuracy of all disclosure filings. Further, the Company acknowledges that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Intelligent Living Corp.

/s/ Michael F. Holloran

Michael F. Holloran

President, CEO and

Principal Financial Officer

Responses to Commission Comments

Comment

Number

Subject

Form 10KSB/A for Fiscal Year Ended May 31, 2005

1

Commission file number added to page 1

2

Item 1 Business Description – revised to clarify as per Commission comments

3

Item 1 Risk Factors Associated with Company and financial statements Note 1– revised to clarify as per Commission comments

4

Employees – description of employees and consultants revised to clarify 11 staff consisting of 9 employees and 2 consultants.

5

Recent Sale of Unregistered Securities – text and table revised to indicate relevant exemptions

6,7,8

Results of Operations – revised to clarify the Company’s sole dependence on its wholesale business channel and to include comparative disclosure of net loss

9

Liquidity and Capital Resources discussion expanded

10

Supplier agreement appended as exhibit 10.16

11

Discussion of uncertainties expanded and clarified

12

Reference to revenue increase corrected and text expanded to reflect comparative results.

13

Estimated cash requirement corrected and the text has been expanded to clarify future cash needs.

14

Off Balance Sheet Arrangements disclosure expanded to state that the Company has not engaged in any off-balance sheet arrangements.

15

Consolidated Balance Sheets - values on Commitments and Contingencies line was incorrectly stated. Long Term Liabilities heading was omitted and values for Long-Term Liabilities appeared as Commitments and Contingencies.

16

Statement of Consolidated Cash Flow – Operating Activities – entries adjusted as appropriate to reflect contribution to net loss.

17,18

Statement of Consolidated Cash Flow – Financing Activities – entries expanded to show gross amounts, total corrected – Net increase (decrease) in cash and Foreign Currency translation adjusted as appropriate.

19

Segment Reporting: The Company imports and warehouses inventory in Vancouver for sale to customers across North America. The Company and its operating subsidiary have common management and management structure, does not manage or distinguish its markets, products and activities based on geography, political boundaries or currency. Management believes the Company operates with one segment as defined by SFAS 131. Note 1 has been expanded accordingly.

20

Earnings per Share disclosure expanded to indicate common share equivalence of convertible debt by category and year.

21

Foreign Currency Translation Gains/Losses – text amended to indicate that all debt instruments are classified as current and no amortization has been recorded.

22

Foreign Currency Translation Gains/Losses – text has been amended to indicate that assets and liabilities of the Company’s foreign operations are translated into U.S. Dollars at the period-end exchange rates, and revenue and expenses are translated at the average exchange rates during the period. Exchange differences arising on translation are disclosed as a separate component of shareholders’ equity. Realized gains and losses from foreign currency transactions are reflected in the Company’s results of operation.

23

Amortization disclosure: Statement of Consolidated Cash Flow – Amortization has been separated from Depreciation. Cash Flow Amortization reflects the classification of ERP system amortization as an adjustment (see amended Note 4).

24

Gross carrying amount and accumulated amortization for each intangible asset are indicated in amended Note 4

Comment

Number

Subject

Common Stock and Warrants: Note 5 revised to reflect periods of issuance and corrected to reconcile with Consolidated Statement of Equity (Deficit)

Related Parties disclosure: Note 7 expanded and terms of Convertible Debenture and short term note disclosed.

27

Commitments and Contingencies: Note 8 terms of lease expanded and lease accounting policy disclosed

28

Commitments and Contingencies: Note 8 details of Walther-Glas inventory transaction disclosed and referenced to Exhibit 10.16.

29

Notes and Debentures payable: tabular reconciliation of loan and debenture transactions for the years ended May 31, 2004 & 2005

Loans & Debentures [Note 10]	1-Jun-03	Additions	Payment Cash	Payment Stock	31-May-04	Additions	Payment Cash	Payment Stock	31-May-05
Related Parties [a]
Loans Principal	103,586	86,572[1]	-106,545[2]	-88,000	-4,387	142,837[4]	-109,667[5]		28,783
Debentures Principal	20,000	158,262[1,18]			178,262[3]		-27,500[5]		150,762
Accrued Interest		15,841	-12,030		3,811	16,329	-16,410		3,7,30
Total	150,416	260,675	-118,575	-88,000	177,686	159,166	-153,577		$183,275[6]
Debentures [b]
Principal and Accrued Interest	126,112			-71,691	55,757[7]			-19,421
Principal									35,000[9]
Accrued Interest									6,300
Total	126,112			-71,691	55,575			-19,421	43,300
Loans [c]
Principal and Accrued Interest	944,721	357,748[10]	-29,956[11]	-1,254,154	18,359[12]	752,108[13]	-18,359[14]
Principal									752,108
Accrued Interest									14,482
Total	944,721	357,748	-29,956	-1,254,154	18,359	752,108	-18,359		766,590[15]
Equity Issued [a+b+c]				-1,413,845[16]				-19,421[8]
Equity Issued [Note 11]				544,610[17]
1: Cash Flow – proceeds from loans related parties May 31, 2004 $244,834 = $86,572 + $158,262					2: Cash Flow – repayment of loans related parties May 31, 2004
3: Balance Sheet – debentures and loans related parties May 31, 2004					4: Cash Flow – proceeds from loans related parties May 31, 2005
5: Cash Flow – repayment of loans related parties May 31, 2005					6: Balance Sheet-debentures & loans related parties May 31, 2005 $249,839=[ AP + Accrued Liabilities of $66,564 ]+$183,275
7: Balance Sheet – debentures May 31, 2004					8: Stockholders’ Equity – Included in $428,544 equity issued at average $0.07 / share May 31, 2005
9: Balance Sheet – debentures May 31, 2005					10: Cash Flow – proceeds from loans May 31, 2004
11: Cash Flow – repayment of loans May 31, 2004					12: Balance Sheet – loans payable May 31, 2004
13: Cash Flow – proceeds from loans May 31, 2005 [$7,000 + $745,108]					14: Cash Flow – repayment of loans May 31, 2005
15: Balance Sheet – loans payable May 31, 2005					16: Stockholders’ Equity – Includes $1,371,345 equity issued at average $0.31 / share and $$42,500 equity issued at average $0.14 / share May 31, 2005
17: Stockholders’ Equity – 7,189,089 shares issued at average $0.08 per share for Biscayne Bay Trading Corp debenture conversion					18: Principal of $158,262 amalgamated with $3,500 accrued liability into $161,762 debenture

Note 10 expanded to include table reconciling loan and debenture transactions for the fiscal years 2004 and 2005. Text of Note 10 expanded to disclose all related transactions 30,31  Holders of subordinated convertible debentures may, at any time during the term of the debenture, elect to convert the debenture in whole or in part into fully

Comment

Number

Subject

paid restricted shares of common stock. The price at which shares of common stock shall be delivered upon conversion (conversion price) is specified as the average of the 5 days closing prices prior to the date of conversion. These debentures are deemed by management to be conventional convertible debt.

Debt Agreements: All significant covenants and conditions are disclosed through amended Notes 5, 7, 10. Note 10 expanded to indicate that as at May 31, 2004 and 2005 the Company was in compliance with all of its debt covenants.

33

Merger Agreement: Note 11 expanded to disclose that the convertible debentures were assumed on October 31, 2003 and the shares issued.

34

Merger Agreement: Dates referencing the Biscayne Bay merger have been corrected to October 31, 2003. Shares issued for the merger with Biscayne Bay are included in Equity line 5 “Stock issued for services at an average of $0.31 per share”

35,36

Controls and Procedures: text amended to include additional disclosure as suggested

37

Directors and Executive Officers: disclosure of Mr. Erbatur’s professional and business experience expanded to include the past 5 years.

38

Audit Committee: Text revised as follows, “We currently do not have a formal audit committee distinct from the board of directors. However, all financial information is reviewed by the collective senior management and board of directors of the Company. It is the goal of the Company to establish a formal audit committee to include an independent “financial expert” member as defined in the rules of the Securities and Exchange Commission.  However, our efforts-to-date to include an independent expert have been significantly impaired by the relatively small size of the Company and its limited ability to attract and secure participation of an independent “financial expert.”

39

Code of Ethics: In 2007 we adopted a Code of Ethics for senior financial management to promote honest and ethical conduct and to deter wrongdoing.  This Code applies to our President, Chief Executive Officer and Principal Financial Officer, Directors, controller, and other employees performing similar functions.  The obligations of the Code of Ethics supplement, but do not replace, any other code of conduct or ethics policy applicable to our employees generally. While we had not adopted a formal code of conduct at the time of the Commission’s review and up to the year ended May 31, 2007, we were functioning under the Professional Engineers code of ethics which, de facto, addresses the points raised above. The Code as it will appear in the Company’s upcoming 10KSB for the year ending May 31, 2008, is as follows:

Under the Code of Ethics, all members of the senior financial management shall:

•

Act honestly and ethically in the performance of their duties at our company,

•

Avoid actual or apparent conflicts of interest between personal and professional relationships,

•

Provide full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submits to, the SEC and in other public communications by our company,

•

Comply with rules and regulations of federal, state and local governments and other private and public regulatory agencies that affect the conduct of our business and our financial reporting,

•

Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing the member’s independent judgment to be subordinated,

•

Respect the confidentiality of information acquired in the course of work, except when authorized or legally obtained to disclosure such information,

Comment

Number

Subject

•

Share knowledge and maintain skills relevant to carrying out the member’s duties within our company,

•

Proactively promote ethical behavior as a responsible partner among peers and colleagues in the work environment and community,

•

Achieve responsible use of and control over all assets and resources of our company entrusted to the member, and Promptly bring to the attention of the Chief Executive Officer any information concerning:

I.

significant deficiencies in the design or operating of internal controls which could adversely to record, process, summarize and report financial date or

II.

any fraud, whether or not material, that involves management or other employees who have a significant role in our financial reporting or internal controls.

We will provide a copy of the Code of to any person without charge, upon request.  Requests can be sent to Intelligent Living Corp. Suite 221, 2323 Quebec Street, Vancouver BC V5T4S7.

40

Executive Compensation: Footnote to Mr. Holloran’s compensation expanded to disclose accrual of unpaid salary and mechanism for payment in a combination of cash and/or restricted shares.

41

Related Party Transactions: Item 12 expanded to disclose amount and terms of funding provided by Mr. Holloran.

42

Principal Accountant Fees: schedule of fees updated to include the last 2 fiscal years

43

Exhibit Index: updated to include 8% Secured Promissory Note filed as exhibit 4.7 in Form 8K dated January 4, 2005 and Walther-Glas Investment Agreement included as exhibit 10.16.

45

Signature page: updated to reflect Commission comments

46

Exhibit 31: language revised to reflect small business issuer

Form 10QSB/A for Fiscal Quarter Ended August 31, 2005:

47

Balance sheet Commitments and Contingencies corrected, Long Term Liabilities added per comment 15, Note 5 amended to disclose terms of short term note, Note 7 amended to reflect comments 33, 34, signatures conformed as per comment 45, Exhibit 31 revised as per comment 46.

48

Results of Operation: amended to disclose details related to operating revenues

49,50

Controls and Procedures: text amended to include additional disclosure as suggested in comments 35, 36

51

Exhibit 31: text revised as suggested in comment 46

Form 10QSB/A for Fiscal Quarter Ended November 30, 2005:

52

Balance sheet Commitments and Contingencies corrected, Long Term Liabilities added per comment 15, Note 5 amended to disclose terms of short term note, text of Controls and Procedures revised, signatures conformed as per comment 45, Exhibit 31 revised as per comment 46

Form 8-K Filed January 4, 2005

53

Form 10-K for the year ended May 31, 2005: disclosure list amended to include Form 8-K as per comment 44